Exhibit (e)(13)

December 14, 2009

California Micro Devices Corporation

490 N. McCarthy Blvd.

Suite 100

Milpitas, California 95035

Attention:	Robert V. Dickinson

Chief Executive Officer

Re:	Amendment to Confidentiality Agreement, dated April 30, 2009

Dear Robert:

Reference is made to that certain Mutual Nondisclosure Agreement, dated April 30, 2009, by and between California Micro Devices Corporation and ON Semiconductor Corporation (the ‘Confidentiality Agreement”).

Pursuant to this letter agreement, the Confidentiality Agreement is hereby amended by deleting Section 9.0 in its entirety, effective immediately. In addition, pursuant to this letter agreement, Section 6.1 of the Confidentiality Agreement is hereby amended to read in its entirety as follows: “This Agreement shall terminate in its entirety on December 31, 2010.”

This letter agreement, and the amendments to the Confidentiality Agreement effected hereby, is a material inducement to the entry by ON Semiconductor Corporation into that certain Agreement and Plan of Merger, by and among the parties hereto, dated the date the hereof.

Very truly yours, ON Semiconductor Corporation

By:	/s/ JUDITH A. BOYLE
Name:	Judith A. Boyle
Title:	Vice President, Assistant General Counsel and Assistant Secretary

Accepted: California Micro Devices Corporation

By:	/s/ KEVIN BERRY
Name:	Kevin Berry
Title:	Chief Financial Officer